Mail Stop 3561

      							June 30, 2005




Mr. Donald Huff
Senior Vice President, Finance
Rogers Cable Inc.
333 Bloor Street East
7thth Floor
Toronto, Ontario  M4W 1G9

	Re:	Rogers Cable Inc.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
		File No. 333-87972

Dear Mr. Huff:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for Fiscal Year Ended December 31, 2004

Disclosure Controls and Procedures

1. We note your statement that your chief executive officer and chief financial officer "concluded that as of the Evaluation Date such disclosure controls and procedures were reasonably designed to ensure the information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective.
Please
revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

2. We note the statement that "there have been any significant changes in internal controls..." Item 308(c) of Regulation S-K requires disclosure of any changes, not just significant changes, in internal controls over financial reporting that would have a material effect and occurred during the last fiscal quarter. Please revise.

Exhibit Index

Exhibit 99.2

3. Revise to indicate that the Form 6-K is deemed to be filed for purposes of section 18 of the Securities Exchange Act of 1934.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Michele Anderson, Legal Branch Chief, at (202) 551-
3833
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



Mr. Donald Huff
Rogers Cable Inc.
June 30, 2005
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